FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Appraisal Report

Versalhes Comércio de Produtos
Eletroeletrônicos Ltda.

June 30, 2007

APPRAISAL REPORT

1. Purpose

ERNST & YOUNG Auditores Independentes S.S., enrolled with the Regional Accounting Board of the State of São Paulo under no. 2SP015199/O-6 and with the CNPJ/MF under no. 61.366.936/0001 -25, a professional corporation (Sociedade Simples) with offices at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5o e 6o andares, in the city of São Paulo, state of São Paulo, was appointed by the board of executive officers of Versalhes Comércio de Produtos Eletroeletrônicos Ltda., headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Luís Antônio, 3172, CEP 01402-002, enrolled with the CNPJ/MF under no. 07.145.984/0001 -48, with its articles of incorporation filed at the Trade Board of the State of São Paulo under NIRE no. 35.219.661.544, as the appraisal consultant for establishing the book value on June 30, 2007 of the shareholders’ equity of Versalhes Comércio de Produtos Eletroeletrônicos Ltda., that will be used for a capital increase of Companhia Brasileira de Distribuição. This appointment was made by the Company’s board of executive officers and will be ratified at a special shareholder’s meeting of Companhia Brasileira de Distribuição to be held on July 31, 2007. ERNST& YOUNG Auditores Independentes S.S., hereby represented by its partner Mr.Sergio Citeroni, an accountant enrolled with the Regional Accounting Board of the State of São Paulo under no. 1SP0170652/O-1, prepared this appraisal report to formalize the result of its work.

2. Appraisal criteria and method

The appraisal was carried out adopting the accounting method, i.e., based on the amounts posted in the primary and auxiliary financial statements, as well as other accounting information, of Versalhes Comércio de Produtos Eletroeletrônicos Ltda., based on the end balances on June 30, 2007, and is substantiated by articles 183 and 184 of Law no. 6,404/76. We had access to said records and discussed with the Management the criteria adopted for preparing the balance sheets, paying special attention to the main accounts in it, and we established that the accounting practices arising from the Brazilian Corporation Law were complied with.

3. No conflict of interest and other information

As set forth by Instruction no. 319 of the Brazilian Securities and Exchange Commission (CVM) of December 3, 1999, we wish to inform that: (i) we have no interest, directly or indirectly, on the Company or in the transaction, and there is no other relevant circumstance that may typify a conflict of interests; and (ii) the controlling shareholder or the managers of the Company did not direct, limit, hinder or practice any act that may or could have compromised access to, use or knowledge of information, assets, documents or work methods relevant to the quality of this appraisal report.

4. Conclusion

Based on the procedures described above, the negative shareholders’ equity of Versalhes Comércio de Produtos Eletroeletrônicos Ltda., on June 30, 2007, summarized in the Exhibit, which is an integral part of this report, is equal to a negative amount of three hundred and eighty two thousand, sixty six reais and seventy one centavos (R$382,066.71) .

São Paulo, July 17, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant - CRC-1SP0170652/O-1

Exhibit to the Appraisal Report of the Shareholders’ Equity of Versalhes Comércio de Produtos Eletroeletrônicos Ltda. on June 30, 2007
(Denominated in reais – R$)

Assets	R$

Current
Cash and cash equivalents	31,115.75
Recoverable PIS and Cofins	736,328.62
Recoverable ICMS	224,932.97
Intercompany accounts receivable	51,205,011.65
Other accounts receivable	73,024.17

Total current assets	52,270,413.16

Total assets	52,270,413.16

Liabilities
Current
Loans	145,001.74
Suppliers	45,958,900.87
PIS and Cofins payable	850,691.97
Intercompany accounts payable	5,515,529.21
Provision for Income and Social Contribution taxes	177,227.54
Other accounts payable	5,128.54

Total current liabilities	56,652,479.87

56,652,479.87
Total liabilities

Total negative shareholders’ equity on June 30, 2007	(382,066.71)

Appraisal Report

Auto Posto MFP Ltda.

June 30, 2007

APPRAISAL REPORT

1. Purpose

ERNST & YOUNG Auditores Independentes S.S., enrolled with the Regional Accounting Board of the State of São Paulo under no. 2SP015199/O-6 and with the CNPJ/MF under no. 61.366.936/0001 -25, a professional corporation (Sociedade Simples) with offices at Av. Presidente Juscelino Kubitschek, 1830 –Torre I, 5o e 6o andares, in the city of São Paulo, state of São Paulo, was appointed by the board of executive officers of Auto Posto MFP Ltda., headquartered in the city of Guarulhos, state of São Paulo, at Avenida Rotary, 710, Vila das Bandeiras, CEP 07042-000, enrolled with the CNPJ/MF under no. 04.420.375/0001 -61, with its articles of incorporation filed at the Trade Board of the State of São Paulo under NIRE no. 35.216.900.769, as the appraisal consultant for establishing the book value on June 30, 2007 of the shareholders’ equity of Auto Posto MFP Ltda., that will be used for a capital increase of Companhia Brasileira de Distribuição. This appointment was made by the Company’s board of executive officers and will be ratified at a special shareholder’s meeting of Auto Posto MFP Ltda. to be held on July 31, 2007. ERNST & YOUNG Auditores Independentes S.S., hereby represented by its partner Mr. Sergio Citeroni, an accountant enrolled with the Regional Accounting Board of the State of São Paulo under no. 1SP0170652/O-1, prepared this appraisal report to formalize the result of its work.

2. Appraisal criteria and method

The appraisal was carried out adopting the accounting method, i.e., based on the amounts posted in the primary and auxiliary financial statements, as well as other accounting information, of Auto Posto MFP Ltda., based on the end balances on June 30, 2007, and is substantiated by articles 183 and 184 of Law no. 6,404/76. We had access to said records and discussed with the Management the criteria adopted for preparing the balance sheets, paying special attention to the main accounts in it, and we established that the accounting practices arising from the Brazilian Corporation Law were complied with.

3. No conflict of interest and other information

As set forth by Instruction no. 319 of the Brazilian Securities and Exchange Commission (CVM) of December 3, 1999, we wish to inform that: (i) we have no interest, directly or indirectly, on the Company or in the transaction, and there is no other relevant circumstance that may typify a conflict of interests; and (ii) the controlling shareholder or the managers of the Company did not direct, limit, hinder or practice any act that may or could have compromised access to, use or knowledge of information, assets, documents or work methods relevant to the quality of this appraisal report.

4. Conclusion

Based on the procedures described above, the shareholders’ equity of Auto Posto MFP Ltda.., on June 30, 2007, summarized in the Exhibit, which is an integral part of this report, is equal to an amount of five hundred and eighty seven thousand, one hundred and eighty three reais and thirty centavos (R$587,183.30) .

São Paulo, July 17, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant - CRC-1SP0170652/O-1

Exhibit to the Appraisal Report of the Shareholders’ Equity of Auto Posto MFP Ltda. on June 30, 2007
(Denominated in reais – R$)

Assets	R$

Current
Cash and cash equivalents	64,211.92
Accounts receivable	382,036.50
Allowance for possible loan losses	(3,091.99)
Inventories	70,637.09
Recoverable PIS and Cofins	177.68
Anticipated expenses	15,025.43
Recoverable ICMS	51,212.95
Deferred Income and Social Contribution taxes	1,668.67
Other accounts receivable	4,470.81

Total current assets	586,349.06

Permanent
Fixed assets - Cost	722,979.88
Fixed assets – Depreciation	(92,652.07)
Total permanent assets	630,327.81

Total assets	1,216,676.87

Liabilities
Current
Suppliers	151,226.55
Salaries and social contributions	8,271.49
Accrued vacation and Christmas bonus pay	33,812.34
Payable bonuses	681.30
Payable real estates rentals	20,656.00
Provision for Income and Social Contribution taxes	72,210.61
Intercompany accounts payable	338,199.85

Other accounts payable	4,435.43

Total current liabilities	629,493.57

629,493.57
Total liabilities

Total shareholders’ equity on June 30, 2007	587,183.30

Appraisal Report

Nova Saper Participações Ltda.

June 30, 2007

APPRAISAL REPORT

1. Purpose

ERNST & YOUNG Auditores Independentes S.S., enrolled with the Regional Accounting Board of the State of São Paulo under no. 2SP015199/O-6 and with the CNPJ/MF under no. 61.366.936/0001 -25, a professional corporation (Sociedade Simples) with offices at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5o e 6o andares, in the city of São Paulo, state of São Paulo, was appointed by the board of executive officers of Nova Saper Participações Ltda., headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Luís Antônio, 3172, CEP 01402-002, enrolled with the CNPJ/MF under no. 08.379.564/0001 -99, with its articles of incorporation filed at the Trade Board of the State of São Paulo under NIRE no. 35.218.653.572, as the appraisal consultant for establishing the book value on June 30, 2007 of the shareholders’ equity of Nova Saper Participações Ltda., that will be used for a capital increase of Companhia Brasileira de Distribuição. This appointment was made by the Company’s board of executive officers and will be ratified at a special shareholder’s meeting of Companhia Brasileira de Distribuição, to be held on July 31, 2007. ERNST & YOUNG Auditores Independentes S.S., hereby represented by its partner Mr. Sergio Citeroni, an accountant enrolled with the Regional Accounting Board of the State of São Paulo under no. 1SP0170652/O-1, prepared this appraisal report to formalize the result of its work.

2. Appraisal criteria and method

The appraisal was carried out adopting the accounting method, i.e., based on the amounts posted in the primary and auxiliary financial statements, as well as other accounting information, of Nova Saper Participações Ltda., based on the end balances on June 30, 2007, and is substantiated by articles 183 and 184 of Law no. 6,404/76. We had access to said records and discussed with the Management the criteria adopted for preparing the balance sheets, paying special attention to the main accounts in it, and we established that the accounting practices arising from the Brazilian Corporation Law were complied with.

3. No conflict of interest and other information

As set forth by Instruction no. 319 of the Brazilian Securities and Exchange Commission (CVM) of December 3, 1999, we wish to inform that: (i) we have no interest, directly or indirectly, on the Company or in the transaction, and there is no other relevant circumstance that may typify a conflict of interests; and (ii) the controlling shareholder or the managers of the Company did not direct, limit, hinder or practice any act that may or could have compromised access to, use or knowledge of information, assets, documents or work methods relevant to the quality of this appraisal report.

4. Conclusion

Based on the procedures described above, the shareholders’ equity of Nova Saper Participações Ltda., on June 30, 2007, summarized in the Exhibit, which is an integral part of this report, is equal to an amount of one hundred thousand, four hundred reais and two centavos (R$100,400.02) .

São Paulo, July 17, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant - CRC-1SP0170652/O-1

Exhibit to the Appraisal Report of the Shareholders’ Equity of Nova Saper Participações Ltda. on June 30, 2007
(Denominated in reais – R$)

Assets	R$

Permanent
Fixed assets - Lands	100,400.02

Total permanent assets	100,400.02

Total assets	100,400.02
Liabilities
Total liabilities	-

Total shareholders’ equity on June 30, 2007	(100,400.02)

Appraisal Report

Obla Participações Ltda.

June 30, 2007

APPRAISAL REPORT

1. Purpose

ERNST & YOUNG Auditores Independentes S.S., enrolled with the Regional Accounting Board of the State of São Paulo under no. 2SP015199/O-6 and with the CNPJ/MF under no. 61.366.936/0001 -25, a professional corporation (Sociedade Simples) with offices at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5o e 6o andares, in the city of São Paulo, state of São Paulo, was appointed by the board of executive officers of Obla Participações Ltda., headquartered in the city of São Paulo, state of São Paulo, at Alameda Gabriel Monteiro da Silva, 1487B, Jardim Paulista, CEP 01441-001, enrolled with the CNPJ/MF under no. 08.379.564/0001 -99, with its articles of incorporation filed at the Trade Board of the State of São Paulo under NIRE no. 35.220.958.326, as the appraisal consultant for establishing the book value on June 30, 2007 of the shareholders’ equity of Obla Participações Ltda., that will be used for a capital increase of Companhia Brasileira de Distribuição. This appointment was made by the Company’s board of executive officers and will be ratified at a special shareholder’s meeting of Companhia Brasileira de Distribuição, to be held on July 31, 2007. ERNST & YOUNG Auditores Independentes S.S., hereby represented by its partner Mr. Sergio Citeroni, an accountant enrolled with the Regional Accounting Board of the State of São Paulo under no. 1SP0170652/O-1, prepared this appraisal report to formalize the result of its work.

2. Appraisal criteria and method

The appraisal was carried out adopting the accounting method, i.e., based on the amounts posted in the primary and auxiliary financial statements, as well as other accounting information, of Obla Participações Ltda., based on the end balances on June 30, 2007, and is substantiated by articles 183 and 184 of Law no. 6,404/76. We had access to said records and discussed with the Management the criteria adopted for preparing the balance sheets, paying special attention to the main accounts in it, and we established that the accounting practices arising from the Brazilian Corporation Law were complied with.

3. No conflict of interest and other information

As set forth by Instruction no. 319 of the Brazilian Securities and Exchange Commission (CVM) of December 3, 1999, we wish to inform that: (i) we have no interest, directly or indirectly, on the Company or in the transaction, and there is no other relevant circumstance that may typify a conflict of interests; and (ii) the controlling shareholder or the managers of the Company did not direct, limit, hinder or practice any act that may or could have compromised access to, use or knowledge of information, assets, documents or work methods relevant to the quality of this appraisal report.

4. Conclusion

Based on the procedures described above, the shareholders’ equity of Obla Participações Ltda., on June 30, 2007, summarized in the Exhibit, which is an integral part of this report, is equal to an amount of one hundred and seventy one thousand reais (R$171,000.00) .

São Paulo, July 17, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant - CRC-1SP0170652/O-1

Exhibit to the Appraisal Report of the Shareholders’ Equity of Obla Participações Ltda. on June 30, 2007
(Denominated in reais – R$)

Assets	R$

Current
Cash and cash equivalents	17,692.62

Total current assets	17,692.62

Permanent
Fixed assets - Lands	153,307.38

Total permanent assets	153,307.38

Total assets	171,000.00

Liabilities

Total liabilities	-

Total shareholders’ equity on June 30, 2007	171,000.00

Appraisal Report

Auto Posto Siguá Ltda.

June 30, 2007

APPRAISAL REPORT

1. Purpose

ERNST & YOUNG Auditores Independentes S.S., enrolled with the Regional Accounting Board of the State of São Paulo under no. 2SP015199/O-6 and with the CNPJ/MF under no. 61.366.936/0001 -25, a professional corporation (Sociedade Simples) with offices at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5o e 6o andares, in the city of São Paulo, state of São Paulo, was appointed by the board of executive officers of Auto Posto Siguá Ltda., headquartered in the city of Guarulhos, state of São Paulo, at Rodovia Presidente Dutra, 45, Vila Hermínia, CEP 07034-000, enrolled with the CNPJ/MF under no. 06.050.896/0001 -08, with its articles of incorporation filed at the Trade Board of the State of São Paulo under NIRE no. 35.218.687.752, as the appraisal consultant for establishing the book value on June 30, 2007 of the shareholders’ equity of Auto Posto Siguá Ltda., that will be used for a capital increase of Companhia Brasileira de Distribuição. This appointment was made by the Company’s board of executive officers and will be ratified at a special shareholder’s meeting of Companhia Brasileira de Distribuição, to be held on July 31, 2007. ERNST & YOUNG Auditores Independentes S.S., hereby represented by its partner Mr. Sergio Citeroni, an accountant enrolled with the Regional Accounting Board of the State of São Paulo under no. 1SP0170652/O-1, prepared this appraisal report to formalize the result of its work

2. Appraisal criteria and method

The appraisal was carried out adopting the accounting method, i.e., based on the amounts posted in the primary and auxiliary financial statements, as well as other accounting information, of Auto Posto Siguá Ltda., based on the end balances on June 30, 2007, and is substantiated by articles 183 and 184 of Law no. 6,404/76. We had access to said records and discussed with the Management the criteria adopted for preparing the balance sheets, paying special attention to the main accounts in it, and we established that the accounting practices arising from the Brazilian Corporation Law were complied with.

3. No conflict of interest and other information

As set forth by Instruction no. 319 of the Brazilian Securities and Exchange Commission (CVM) of December 3, 1999, we wish to inform that: (i) we have no interest, directly or indirectly, on the Company or in the transaction, and there is no other relevant circumstance that may typify a conflict of interests; and (ii) the controlling shareholder or the managers of the Company did not direct, limit, hinder or practice any act that may or could have compromised access to, use or knowledge of information, assets, documents or work methods relevant to the quality of this appraisal report.

4. Conclusion

Based on the procedures described above, the negative shareholders’ equity of Auto Posto Siguá Ltda., on June 30, 2007, summarized in the Exhibit, which is an integral part of this report, is equal to an amount of thirty three thousand, nine hundred and forty six reais and seventy two centavos (R$33,946.72) .

São Paulo, July 17, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant - CRC-1SP0170652/O-1

Exhibit to the Appraisal Report of the Shareholders’ Equity of Auto Posto Siguá Ltda. on June 30, 2007
(Denominated in reais – R$)

Assets	R$

Current
Cash and cash equivalents	35,250.040
Accounts receivable	260,311.94
Allowance for possible loan losses	(2,822.55)
Inventories	50,031.24
Recoverable PIS and Cofins	187.90
Anticipated expenses	540.43
Recoverable ICMS	217.80
Deferred Income and Social Contribution taxes	1,261.12
Other accounts receivable	1,475.56

Total current assets	346,453.84

Permanent
Fixed assets - Cost	107,631.65
Fixed assets – Depreciation	(18,878.08)
Total permanent assets	88,753.57

Total assets	435,207.41

Liabilities
Current
Loans	10,365.50
Suppliers	115,784.95
Salaries and social contributions	4,565.73
Accrued vacation and Christmas bonus pay	16,633.61
Payable bonuses	831.54
Payable real estates rentals	7,726.08
Payable PIS and Cofins	229.95
Provision for Income and Social Contribution taxes	5,536.13
Intercompany accounts payable	301,982.99

Other accounts payable	5,497.65

Total current liabilities	469,154.13

469,154.13
Total liabilities

Total negative shareholders’ equity on June 30, 2007	(33,946.72)

Appraisal Report

Lourenção Supermercado Ltda.

June 30, 2007

APPRAISAL REPORT

1. Purpose

ERNST & YOUNG Auditores Independentes S.S., enrolled with the Regional Accounting Board of the State of São Paulo under no. 2SP015199/O-6 and with the CNPJ/MF under no. 61.366.936/0001 -25, a professional corporation (Sociedade Simples) with offices at Av. Presidente Juscelino Kubitschek, 1830 – Torre I, 5o e 6o andares, in the city of São Paulo, state of São Paulo, was appointed by the board of executive officers of Lourenção Supermercado Ltda., headquartered in the city of Brotas, state of São Paulo, at Rua Lourival Jaubert da Silva Braga, 465, CEP 17380-000, enrolled with the CNPJ/MF under no. 45.774.296/0001 -36, with its articles of incorporation filed at the Trade Board of the State of São Paulo under NIRE no. 35.205.872.394, as the appraisal consultant for establishing the book value on June 30, 2007 of the shareholders’ equity of Lourenção Supermercado Ltda., that will be used for a capital increase of Companhia Brasileira de Distribuição. This appointment was made by the Company’s board of executive officers and will be ratified at a special shareholder’s meeting of Companhia Brasileira de Distribuição, to be held on July 31, 2007. ERNST & YOUNG Auditores Independentes S.S., hereby represented by its partner Mr. Sergio Citeroni, an accountant enrolled with the Regional Accounting Board of the State of São Paulo under no. 1SP0170652/O-1, prepared this appraisal report to formalize the result of its work.

2. Appraisal criteria and method

The appraisal was carried out adopting the accounting method, i.e., based on the amounts posted in the primary and auxiliary financial statements, as well as other accounting information, of Lourenção Supermercado Ltda., based on the end balances on June 30, 2007, and is substantiated by articles 183 and 184 of Law no. 6,404/76. We had access to said records and discussed with the Management the criteria adopted for preparing the balance sheets, paying special attention to the main accounts in it, and we established that the accounting practices arising from the Brazilian Corporation Law were complied with.

3. No conflict of interest and other information

As set forth by Instruction no. 319 of the Brazilian Securities and Exchange Commission (CVM) of December 3, 1999, we wish to inform that: (i) we have no interest, directly or indirectly, on the Company or in the transaction, and there is no other relevant circumstance that may typify a conflict of interests; and (ii) the controlling shareholder or the managers of the Company did not direct, limit, hinder or practice any act that may or could have compromised access to, use or knowledge of information, assets, documents or work methods relevant to the quality of this appraisal report.

4. Conclusion

Based on the procedures described above, the shareholders’ equity of Lourenção Supermercado Ltda., on June 30, 2007, summarized in the Exhibit, which is an integral part of this report, is equal to an amount of one million, three hundred and fourteen thousand, five hundred and sixty three reais and seventeen centavos (R$1,314, 563.17) .

São Paulo, July 17, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Sergio Citeroni
Accountant - CRC-1SP0170652/O-1

Exhibit to the Appraisal Report of the Shareholders’ Equity of Lourenção Supermercado Ltda. on June 30, 2007
(Denominated in reais – R$)

Assets	R$

Current
Intercompany accounts receivable	1,136,616.67
Deferred Income and Social Contribution taxes	-

Total current assets	1,136,616.67

Permanent
Fixed assets - Cost	486,343.64
Fixed assets – Depreciation	(36,309.90)
Total permanent assets	450,033.74

Total assets	1,586,650.41

Liabilities
Current
Payable PIS and Cofins	84,367.22
Payable ICMS	187,720.02

Total current liabilities	272,087.24

272,087.24
Total liabilities

Total shareholders’ equity on June 30, 2007	1,314,563.17

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 23, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.